Rayonier Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(Unaudited, thousands of dollars)

EXHIBIT 12

	Year Ended December 31,

	2004	2003	2002	2001	2000

Earnings:
Net Income	$156,901	$49,972	$54,172	$57,598	$78,187
Add:
(Income) / loss from discontinued operations	-	-	745	(688)	(669)
Income tax (benefit)/expense	(33,453)	5,806	14,880	23,747	29,398
Amortization of capitalized interest	2,408	2,501	2,531	2,625	2,578

	125,856	58,279	72,328	83,282	109,494
Adjustments to earnings for fixed charges:
Interest and other financial charges	46,849	48,742	62,433	70,314	87,199
Interest factor attributable to rentals	476	288	823	1,633	1,362

	47,325	49,030	63,256	71,947	88,561

Earnings as adjusted	$173,181	$107,309	$135,584	$155,229	$198,055

Fixed Charges:
Fixed charges above	$47,325	$49,030	$63,256	$71,947	$88,561
Capitalized interest	-	-	-	-	-

Total fixed charges	$47,325	$49,030	$63,256	$71,947	$88,561

Ratio of earnings as adjusted to total fixed charges	3.66	2.19	2.14	2.16	2.24

Effective tax rate benefit/(provision) percentage	27	(10)	(21)	(29)	(28)